Exhibit 11

Pinnacle Entertainment, Inc.
Computation of Earnings Per Share

	For the years ended December 31,
	Basic			Diluted (a)
	2013	2012	2011	2013	2012	2011
	(in thousands, except per share data)
Average number of common shares outstanding	58,707	61,258	61,989	58,707	61,258	61,989
Average common share due to assumed conversion of share-based awards	—	—	—	—	—	478
Total shares	58,707	61,258	61,989	58,707	61,258	62,467

Income (loss) from continuing operations, net	$(133,381)	$(13,237)	$28,903	$(133,381)	$(13,237)	$28,903
Loss from discontinued operations, net of income taxes	(122,540)	(18,568)	(31,442)	(122,540)	(18,568)	(31,442)
Net loss	$(255,921)	$(31,805)	$(2,539)	$(255,921)	$(31,805)	$(2,539)

Per share data:
Income (loss) from continuing operations	$(2.27)	$(0.22)	$0.47	$(2.27)	$(0.22)	$0.46
Loss from discontinued operations, net of income taxes	(2.09)	(0.30)	(0.51)	(2.09)	(0.30)	(0.50)
Net loss per share	$(4.36)	$(0.52)	$(0.04)	$(4.36)	$(0.52)	$(0.04)

(a)	When the computed diluted values are antidilutive, the basic per share values are presented on the face of the audited Consolidated Statements of Operations.